August 4, 2022	Jeremiah G. Garvey Direct Phone 412-620-6570 Direct Fax 412-275-2370 jgarvey@cozen.com
Via EDGAR

Timothy Levenberg, Special Counsel Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Wheels Up Experience Inc. Response to the Staff’s Comments on Post-Effective Amendment No. 2 to Form S-1 on Form S-3 Filed on July 20, 2022 File No. 333-258418

Dear Mr. Levenberg:

On behalf of our client, Wheels Up Experience Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated August 3, 2022 regarding the Company’s Post-Effective Amendment No. 2 to Form S-1 on Form S-3 filed via EDGAR to the Commission on July 20, 2022 (the “Post-Effective Amendment”).

Concurrently with the submission of this letter, the Company is filing Post-Effective Amendment No. 3 to Form S-1 on Form S-3 (the “Revised Post-Effective Amendment”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Post-Effective Amendment.

Timothy Levenberg

August 4, 2022

General

1.	We note that you completed your initial business combination on July 13, 2021. It does not appear that you satisfied General Instruction I.A.3 of Form S-3 when you filed Post-Effective Amendment No. 2 to Form S-1 on Form S-3 on July 20, 2022, as the combined entity had less than 12 calendar months of post-combination Exchange Act reporting history at such time. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretations 115.06 and 115.18. Please file an amendment using a form for which you are eligible on the filing date of the amendment.

The Company respectfully acknowledges the Staff’s comment and has filed the Revised Post-Effective Amendment following August 1, 2022, the date on which the Company had 12 calendar months of post-combination Exchange Act reporting history pursuant to Securities Act Forms Compliance and Disclosure Interpretations 115.06 and 115.18.

* * *

If you have any questions regarding the Revised Post-Effective Amendment, please contact Jeremiah G. Garvey by telephone at (412) 620-6527 or via e-mail at jgarvey@cozen.com or Seth Popick by telephone at (412) 620-6527 or via email at spopick@cozen.com.

Sincerely,

COZEN O’CONNOR

/s/ Jeremiah G. Garvey
By:	Jeremiah G. Garvey

CJB

cc:	Laura Nicholson, Esq. Laura Heltebran, Esq. Seth H. Popick, Esq.